Yatsen Holding Limited

Building No. 35, Art Port International Creation Center

No. 2519 Xingang East Road, Haizhu District

Guangzhou 510330

People’s Republic of China

September 30, 2022

VIA EDGAR

Mr. Joe McCann

Ms. Doris Stacey Gama

Mr. Terence O'Brien

Mr. Al Pavot

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yatsen Holding Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed April 22, 2022
File No. 001-39703

Dear Mr. McCann, Ms. Gama, Mr. O’Brien and Mr. Pavot:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 9, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 22, 2022 (the “2021 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021
Correspondence filed July 25, 2022

Item 3. Key Information, page 3

1.

Please disclose in footnote (1) on page 4 that Mr. Huang is the Registrant's CEO and controlling shareholder. Similarly, please disclose this fact in the "potential conflicts of interest" risk factor on page 46.

Yatsen Holding Limited

September 30, 2022

In response to the Staff’s comment, the Company respectfully proposes to include the following underlined disclosure in a footnote to the illustrative diagram of the Company’s organizational chart in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“(1) Mr. Jinfeng Huang, our chief executive officer and controlling shareholder, holds 75.0% of equity interests in Huizhi Weimei. The remaining 25.0% of the equity interests in Huizhi Weimei are held by Huiyue (Guangzhou) Trading Limited Partnership, a limited partnership organized under the laws of the PRC whose general partner is Yuemei (Guangzhou) Trading Co., Ltd., a PRC company controlled by Mr. Jinfeng Huang.”

The Company also respectfully proposes to revise the referenced risk factor and include the following underlined disclosure in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of the VIE, including Mr. Jinfeng Huang, our chief executive officer and controlling shareholder, may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

[Omitted.]”

2.

In order to enhance the reader's comprehension of the data provided, please add a "WFOE" parenthetical disclosure to the "Huizhi Weimei" box in the page 4 organizational chart and to each "Primary Beneficiary of VIE" column on pages 8-11.

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company respectfully undertakes to include a “WFOE” parenthetical disclosure to the “Guangzhou Yatsen Global Co., Ltd.” box and a “VIE” parenthetical disclosure to the “Huizhi Weimei” box in the illustrative diagram of the Company’s organizational chart in its future Form 20-F filings. In addition, the Company respectfully undertakes to include a “WFOE and its subsidiaries” parenthetical disclosure to each “Primary Beneficiary of VIE” column in the “Financial Information Related to the VIE” section in its future Form 20-F filings.

3.	We note the footnote disclosure on page 12 addressing certain intercompany accounts on your consolidating statements. Please expand this disclosure to describe the nature

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September 30, 2022

of the intercompany amounts between the VIE and WFOE, including how they originated and how the amounts are determined. Address the Exclusive Business Cooperation Agreement and other contractual arrangements with the VIE and describe the extent these arrangements result in intercompany payables and cash flows.

In response to the Staff’s comment, the Company respectfully proposes to include the following underlined disclosure in Item 3. Key Information in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“* The payment by Primary Beneficiary of VIE (WFOE and its subsidiaries) on behalf of Group companies was reclassified on consolidation level in accordance with nature.

** As of December 31, 2020 and 2021, amounts due to non-VIE subsidiaries included nil and RMB93.0 million for net debt financing from Group companies to the consolidated VIE not yet returned.

*** Pursuant to the Exclusive Business Cooperation Agreement entered into in July 2019 between the Primary Beneficiary of VIE (WFOE and its subsidiaries) and the VIE, the VIE engages the Primary Beneficiary of VIE (WFOE and its subsidiaries) as the exclusive service provider of technical support, consulting services and other services to the VIE. In return, the VIE agrees to pay the Primary Beneficiary of VIE (WFOE and its subsidiaries) a service fee in an amount based on one of the below methods determined by the Primary Beneficiary of VIE (WFOE and its subsidiaries): a certain percentage of revenue of the VIE, a fixed licensing fee for the use of certain software, and/or other payment methods determined by the Primary Beneficiary of VIE (WFOE and its subsidiaries) from time to time according to the nature of services provided. The Primary Beneficiary of VIE (WFOE and its subsidiaries) may adjust the amount of service fee based on factors such as the complexity, time spent and the commercial value of the services.

For the years ended December 31, 2019, 2020 and 2021, the Primary Beneficiary of VIE (WFOE and its subsidiaries) decided not to charge any service fee from the VIE in relation to the Exclusive Business Cooperation Agreement, and no service fees were paid by the VIE to the Primary Beneficiary of VIE (WFOE and its subsidiaries) during the respective periods.

Besides the Exclusive Business Cooperation Agreement, all intercompany transactions between (i) Primary Beneficiary of VIE (WFOE and its subsidiaries) and (ii) VIE and VIE’s subsidiaries, which are set forth in the footnotes below, were conducted in accordance with the relevant agreements for the years ended December 31, 2019, 2020 and 2021. The relevant intercompany payables and cash flows resulting from such contractual arrangements are also set forth in the footnotes below.

(1)Represents the elimination of the intercompany transaction at the consolidation level.

Yatsen Holding Limited

September 30, 2022

The intercompany transaction being eliminated mainly represents goods and services purchased by VIE and VIE’s subsidiaries from Primary Beneficiary of VIE (WFOE and its subsidiaries), the details of which are set forth below:

		For the Year Ended December 31,			Basis for determination of the transaction pricing
		2019	2020	2021
		RMB (in thousand)
(a)	Cosmetic Products	123,609	274,967	208,203	Cost plus method
(b)	Logistics and promotion services	20,193	32,951	34,219	Referencing to market price

	Total	143,802	307,918	242,422

(2)Represents the elimination of intercompany balances among Yatsen Holding Limited, other subsidiaries, primary beneficiary of VIE (WFOE and its subsidiaries), and VIE and VIE’s subsidiaries, which related to advances borrowed, payable for product and services in the normal course of business.

As of December 31, 2020 and 2021, the intercompany balances between (i) Primary Beneficiary of VIE (WFOE and its subsidiaries) and (ii) VIE and VIE’s subsidiaries mainly represent: (a) VIE and VIE’s subsidiaries’ payables due to Primary Beneficiary of VIE (WFOE and its subsidiaries) arising from purchases of products and services in the amount of RMB49,839 thousand and RMB84,301 thousand, respectively; and (b) VIE and VIE’s subsidiaries’ payables due to Primary Beneficiary of VIE (WFOE and its subsidiaries) arising from advances borrowed amounting to nil and RMB93,000 thousand, respectively.

(3)Represents the elimination of the investment among Yatsen Holding Limited, other subsidiaries, primary beneficiary of VIE (WFOE and its subsidiaries), and VIE and VIE’s subsidiaries.

(4)For the years ended December 31, 2019, 2020 and 2021, cash paid by the VIE to Primary Beneficiary of VIE (WFOE and its subsidiaries) were RMB190,373 thousand,

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September 30, 2022

RMB313,678 thousand and RMB236,389 thousand, respectively, which represented purchase of inventories, logistics services and promotion services~~.~~, the details of which are set forth below:”

		For the Year Ended December 31,
		2019	2020	2021
		RMB (in thousand)
(a)	Cosmetic Products	190,373	262,078	201,199
(b)	Logistics and promotions services	-	51,600	35,190

	Total	190,373	313,678	236,389
4.

Given that the Registrant is a holding company with no operations, please describe for us the transactions that generated the 56,180 deferred income balance presented on page 9. It appears that this transaction materially impacts the 2021 operating cash flow surplus amount reported for Yatsen Holding Limited on page 11.

The Company respectfully advises the Staff that the RMB56,180 thousand deferred income balance presented on page 9 is related to payment received from Deutsche Bank Trust Company Americas (the “Depositary”) as described below.

In November 2020, the Company signed a Letter Agreement (the “Agreement”) with the Depositary, the Company’s depositary bank for its ADSs. According to the Agreement, the Company is entitled to receive a payment from the Depositary, which is calculated based on the number of American Depositary Receipts issued in the Company’s IPO backed by newly-issued primary shares of the Company. The payment has a 5-year assessment period, and the Company is subject to certain "claw-back” arrangements if any of the applicable criteria set forth in the Agreement is not met. The amount subject to the return obligation will be reduced by twenty percent (20%) beginning on the second anniversary of the commencement date of the Agreement, and each of the three successive anniversaries thereafter.

In January 2021, the Company received a payment from the Depositary in an amount of US$11,067 thousand and recorded it as operating cash inflow. The Company recognized US$2,251 thousand, being 20% of US$11,067 thousand, in the consolidated statement of operations for the fiscal year ended December 31, 2021. The remaining balance of US$8,816

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September 30, 2022

thousand (equivalent to RMB56,180 thousand) was recorded as deferred income as of December 31, 2021.

Our Holding Company Structure and Contractual..., page 3

5.

We note your response to prior comment one and reissue in part. Regarding investor exposure to foreign investment in China-based companies, please disclose that Chinese law prohibits direct foreign investment in the operating companies.

In response to the Staff’s comment, the Company respectfully proposes to include the following underlined disclosure in Item 3. Key Information in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. In the same paragraph, the Company has disclosed that PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services and certain other businesses.

“Our Holding Company Structure and Contractual Arrangements with the VIE

Yatsen Holding Limited is not an operating company in China but a Cayman Islands holding company with no equity ownership in the VIE. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIE with which we have maintained contractual arrangements. PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services and certain other businesses. Accordingly, we operate these businesses in China through the VIE and its subsidiaries, and rely on contractual arrangements among one of our PRC subsidiaries, the VIE and its nominee shareholders to control the business operations of the VIE, although our wholly foreign-owned subsidiaries still generate a significant majority of our revenues and hold a significant majority of our operational assets. The VIE structure provides contractual exposure to foreign investment in the China-based operating companies where PRC laws and regulations impose certain restrictions or prohibitions on direct foreign investment in the operating companies. [Omitted.]The VIE structure involves unique risks to investors, and holders of our ADSs may never directly hold equity interests in the Chinese operating company. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.””

General

6.

We note your response to prior comment 12 and reissue in part. Your response explains that your operating metrics and all disclosures about China/PRC-specific laws and regulations are not intended to include Hong Kong and Macau. Please revise your future filings, as applicable, to clarify where appropriate that the legal and operational risks associated with operating in China apply to your operations in Hong Kong and, if applicable, Macau. Discuss commensurate laws and regulations in Hong Kong, and

Yatsen Holding Limited

September 30, 2022

if applicable Macau, and highlight any material risks or consequences to the Company associated with those laws and regulations.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that its operations in Hong Kong is limited to certain import and export business that are not material to the Company as a whole, and that it does not have any operations in Macau.

The Company respectfully proposes to include the following underlined disclosure in Item 4. Information on the Company in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Regulations

Most of our business is located in mainland China, and laws and regulations in mainland China are most relevant to our business. We also conduct limited import and export business in Hong Kong that are not material to the Company as a whole. This section sets forth a summary of the most significant rules and regulations that affect our business activities in mainland China and Hong Kong.

[Omitted.]

Regulations in Hong Kong

Under the Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong), our Hong Kong subsidiaries are required to have business registration certificates to carry out business activities. Below is a summary of the most significant rules and regulations which are material to our limited business operations in Hong Kong.

Import and Export

The Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong) stipulates that all cargo which is imported or exported shall be recorded in a manifest which shall contain such particulars as the Commissioner of Customs and Excise may prescribe.

Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong) provides that every person who imports or exports any article other than an exempted article shall lodge an accurate and complete import or export declaration relating to such article using services provided by a specified body with the Commissioner of Customs and Excise within 14 days after the importation or exportation of the article. Our operations in Hong Kong involve import and export of products. Any person who fails or neglects to declare within 14 days after importation or exportation without reasonable excuse is liable to a fine of HK$1,000 upon summary conviction and HK$100 in respect of every day such declaration has not been lodged. Penalty of up to HK$200 shall also be payable for late lodgment of a declaration.”

***

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 20 3837-3543 or the Company’s U.S. counsel, Yuting Wu of Skadden, Arps, Slate, Meagher & Flom at +86 21 6193 8255 or yuting.wu@skadden.com.

Very truly yours,

/s/ Donghao Yang
Donghao Yang

Chief Financial Officer

cc:	Jinfeng Huang, Chief Executive Officer and Chairman of the Board of Directors, Yatsen Holding Limited

Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

William Lam, Partner, PricewaterhouseCoopers Zhong Tian LLP